Exhibit 99.2

iSheriff, Inc.

Consolidated Financial Statements

As of June 30, 2016 and 2015 and for the

Years ended June 30, 2016 and 2015

(With Report of Independent Auditors)

iSheriff, Inc.

Consolidated Financial Statements

As of June 30, 2016 and 2015 and for the

Years ended June 30, 2016 and 2015

Report of Independent Certified Public Accountants

Board of Directors

iSheriff, Inc.

We have audited the accompanying consolidated financial statements of iSheriff, Inc. (a Delaware corporation) and subsidiaries, which comprise the consolidated balance sheets as of June 30, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of iSheriff, Inc. and subsidiaries as of June 30, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of matter regarding going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s current assets at June 30, 2016 and 2015 are not sufficient to settle current liabilities. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Grant Thornton LLP

Boston, Massachusetts

February 17, 2017

iSheriff, Inc.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	June 30,
	2016	2015
Assets
Current assets:
Cash	$476	$1,329
Trade accounts receivable, net of allowance	408	566
Prepaid expenses and other current assets	77	216

Total current assets	961	2,111
Restricted cash	125	125
Other non-current assets	4	4

Total assets	$1,090	$2,240

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Trade accounts payable	$196	$203
Accrued expenses	261	592
Current portion of deferred revenue	1,409	2,160
Current portion of note payable	8,922	7,941

Total current liabilities	10,788	10,896
Deferred revenue, net of current portion	470	720
Related party note payable	3,138	—
Note payable, net of current portion	—	500

Total liabilities	14,396	12,116

Commitments and contingencies (Note 8)

Convertible preferred stock (Series A and A-1), $0.001 par value; 25,005,240 shares authorized at June 30, 2016 and 2015; 21,730,240 shares issued and outstanding at June 30, 2016 and 2015; aggregate liquidation preference of $22,740 at June 30, 2016 (Note 5)	16,492	16,492
Stockholders’ deficit:
Common stock, $0.001 par value; 31,177,367 shares authorized at June 30, 2016 and 2015; 953,915 shares issued and outstanding at June 30, 2016 and June 30, 2015	1	1
Additional paid-in capital	540	531
Accumulated other comprehensive loss	(43)	(52)
Accumulated deficit	(30,296)	(26,848)

Total stockholders’ deficit	(29,798)	(26,368)

Total liabilities, convertible preferred stock and stockholders’ deficit	$1,090	$2,240

See accompanying notes to consolidated financial statements.

iSheriff, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(In thousands)

	Year Ended June 30,
	2016	2015
Revenue	$3,048	$4,681
Cost of revenue	1,001	1,320

Gross profit	2,047	3,361
Operating expenses:
Research and development	1,274	1,754
Sales and marketing	2,303	2,792
General and administrative	1,180	2,685

Total operating expenses	4,757	7,231

Operating loss	(2,710)	(3,870)
Other income (expense):
Other expense, net	—	(16)
Interest expense	(656)	(517)
Foreign exchange expense	(46)	(42)

Total other expense, net	(702)	(575)

Net loss before income taxes	(3,412)	(4,445)
Provision for income taxes	(36)	(48)

Net loss	$(3,448)	$(4,493)

Comprehensive loss:
Net loss	$(3,448)	$(4,493)
Other comprehensive gain (loss):
Foreign currency translation adjustment	9	(49)

Comprehensive loss	$(3,439)	$(4,542)

See accompanying notes to consolidated financial statements.

iSheriff, Inc.

Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share data)

	Total Convertible Preferred Stock (Series A and A-1) (Note 5)		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at June 30, 2014	21,730,240	$16,492	567,482	$1	$416	$(3)	$(22,355)	$(21,941)
Issuance of common stock upon exercise of stock options	—	—	1,833	—	—	—	—	—
Issuance of common stock in lieu of interest	—	—	384,600	—	73	—	—	73
Stock-based compensation expense	—	—	—	—	42	—	—	42
Foreign currency translation adjustment	—	—	—	—	—	(49)	—	(49)
Net loss	—	—	—	—	—	—	(4,493)	(4,493)

Balances at June 30, 2015	21,730,240	$16,492	953,915	$1	$531	$(52)	$(26,848)	$(26,368)
Stock-based compensation expense	—	—	—	—	9	—	—	9
Foreign currency translation adjustment	—	—	—	—	—	9	—	9
Net loss	—	—	—	—	—	—	(3,448)	(3,448)

Balances at June 30, 2016	21,730,240	$16,492	953,915	$1	$540	$(43)	$(30,296)	$(29,798)

See accompanying notes to consolidated financial statements.

iSheriff, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year ended June 30,
	2016	2015
Cash flows from operating activities:
Net loss	$(3,448)	$(4,493)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	—	91
Bad debt expense	—	30
Non-cash interest expense	37	37
Unrealized foreign currency transaction (gain) loss	(28)	15
Stock-based compensation expense	9	42
Loss on disposal of property and equipment	—	12
Changes in operating assets and liabilities:
Trade accounts receivable	158	307
Prepaid expenses and other current and long-term assets	102	99
Trade accounts payable	21	(233)
Accrued expenses	288	6
Deferred revenue	(1,001)	(2,052)

Net cash used in operating activities	(3,862)	(6,139)

Cash flows from financing activities:
Borrowings on related party note payable	3,000	—
Repayment of third party debt	—	(500)

Net cash provided by (used in) financing activities	3,000	(500)

Effect of foreign exchange rates on cash	9	(49)
Net decrease in cash	(853)	(6,688)
Cash at beginning of period	1,329	8,017

Cash at end of period	$476	$1,329

Supplemental disclosure:
Common stock issued in lieu of interest	$—	$73
Cash paid for income taxes	$58	$104

See accompanying notes to consolidated financial statements.

iSheriff, Inc.

Notes to Consolidated Financial Statements

As of June 30, 2016 and 2015

(in thousands, except share and per share data, unless otherwise noted)

1. Description of Business

iSheriff, Inc., (the “Company”), formerly Total Defense, Inc., and prior to that Carbon Acquisition Corporation was incorporated in Delaware in March 2011. The name of the Company was changed from Carbon Acquisition Corporation to Total Defense, Inc. in June 2011 and then to iSheriff, Inc. in April 2014. The Company is headquartered in California, USA with operations in Europe, Asia and Australia. The Company delivers a cloud-based, enterprise device security platform to managed service providers and small-to-medium enterprises. iSheriff enables compliance and policy enforcement by securing and controlling applications, network access, inbound and outbound content and data, and hardware connections used by end users and endpoint devices. iSheriff operates principally in North America, Europe, Asia and Australia.

The Company is subject to a number of risks and uncertainties common to companies in similar industries and stages of development including, but not limited to, rapid technological changes, competition from substitute products and services from larger companies, customer concentration, management of international activities, protection of proprietary rights, patent litigation, and dependence on key individuals.

Liquidity

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. To date, the Company has funded its operations primarily through private placements of its convertible preferred stock and issuance of debt. The Company had an accumulated deficit of $30,296 as of June 30, 2016,

As of June 30, 2016, the Company had unrestricted cash of $476 and a working capital deficit of $9,827, primarily due to the outstanding balance of notes payable and accrued interest of $8,922 that was due in June 2016 and for which the Company was in default (Note 3). These circumstances raise substantial doubt about the Company’s ability to continue as a going concern as of June 30, 2016.

Management has taken actions to improve operations and consider strategic alternatives. In June 2016, the Company hired an investment banker to assist and advise with these efforts. In November 2016, substantially all of the assets of the Company were sold to Mimecast Development Limited, an indirectly wholly-owned subsidiary of Mimecast Limited (“Mimecast”) (Note 11).

The consolidated financial statements as of and for the years ended June 30, 2016 and 2015 do not include any adjustments to reflect the effects of the sale of assets on its recoverability and classification of assets or the amounts and classification of liabilities that could have resulted from the uncertainty related to the Company’s ability to continue as a going concern as of June 30, 2016.

2. Summary of Significant Accounting Policies

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the consolidated financial statements. The Company believes that a significant accounting policy is one that is both important to the portrayal of the Company’s financial condition and results, and requires management’s most difficult, subjective, or complex judgments, often as the result of the need to make estimates about the effect of matters that are inherently uncertain.

iSheriff, Inc.

Notes to Consolidated Financial Statements

As of June 30, 2016 and 2015

(in thousands, except share and per share data, unless otherwise noted)

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (ASC) and Accounting Standards Update (ASU) of the Financial Accounting Standards Board (FASB).

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period.

Significant estimates relied upon in preparing these consolidated financial statements include revenue recognition, allowances for doubtful accounts and the determination of the fair value of share-based awards issued and share-based compensation expense.

Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from management’s estimates if these results differ from historical experience, or other assumptions do not turn out to be substantially accurate, even if such assumptions are reasonable when made.

Cash

Cash consists of cash on deposit with banks. The Company has cash balances at one accredited financial institution in amounts that exceed federally insured limits. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, the Company considers historical loss adjustments taking into account current market conditions, the customers’ financial condition, the amount of receivables in dispute, the current receivables aging and current payment patterns. Account balances are charged off against the allowance for doubtful accounts after all means of collection have been exhausted, and the potential for recovery is considered remote. For the years ended June 30, 2016 and 2015, bad debt expense was $0 and $30, respectively. The allowance for doubtful accounts as of June 30, 2016 and 2015 was $15 and $30, respectively.

Three customers accounted for 14%, 11% and 11% of gross trade accounts receivable balance as of June 30, 2016. Two customers accounted for 22% and 11% of gross trade accounts receivable balance as of June 30, 2015.

One customer accounted for 10% of gross revenue in fiscal year 2016 and one customer accounted for 12% of gross revenue in fiscal year 2015. No other customers represented more than 10% of revenue in the periods presented.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets primarily consist primarily of prepaid expenses as well as other current assets such as short-term deposits and other receivables.

iSheriff, Inc.

Notes to Consolidated Financial Statements

As of June 30, 2016 and 2015

(in thousands, except share and per share data, unless otherwise noted)

Property, Equipment, and Leasehold Improvements

Property and equipment are stated at cost less accumulated depreciation. Repairs and maintenance are expensed as incurred. Depreciation is calculated on the straight-line method over the estimated useful lives of the various assets. The costs of leasehold improvements are amortized over the shorter of the useful life of the assets or the remaining lease terms. Estimated useful lives of property and equipment range from 3 to 6 years. Upon disposal of assets, the costs of assets and the related accumulated depreciation are removed from the accounts. Gains or losses on disposal are reflected in current earnings.

For the year ended June 30, 2015, the Company recorded a loss on disposal of equipment of $12. As of June 30, 2016 and 2015, the Company had no remaining fixed assets.

Restricted Cash

Restricted cash relates to amounts restricted as collateral for corporate credit cards. The cash becomes unrestricted upon cancellation of the credit cards.

Revenue recognition

The Company derives its revenue from subscription arrangements whereby the customer is charged a fee for access for a defined term. Subscription arrangements include access to use the Company’s software via the Internet and support services.

The Company recognizes revenue when all of the following conditions are satisfied:

•	there is persuasive evidence of an arrangement;

•	the service has been or is being provided to the customer;

•	the collection of the fees is probable; and

•	the amount of fees to be paid by the customer is fixed or determinable.

The Company’s subscription arrangements provide customers the right to access its hosted software applications. Customers do not have the right to take possession of the Company’s software during the hosting arrangement. Accordingly, the Company recognizes revenue in accordance with ASC 605, Revenue Recognition, and Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition.

Subscription revenue is recognized ratably over the term of the contract, which typically range from one to three years in duration, beginning on the commencement date of each contract. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

Revenue is presented net of any taxes collected from customers.

Deferred revenue

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services described above and is recognized as the revenue recognition criteria are met.

Deferred revenue that is expected to be recognized during the succeeding twelve month period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent in the accompanying consolidated balance sheets.

Cost of revenue

Cost of revenue primarily consists of expenses related to supporting and hosting the Company’s product offerings. These costs include salaries, benefits, incentive compensation and share-based compensation expense related to the management of the Company’s data centers and customer support team. Cost of revenue also includes third-party service provider costs such as data center and networking expenses, external helpdesk support and royalties.

iSheriff, Inc.

Notes to Consolidated Financial Statements

As of June 30, 2016 and 2015

(in thousands, except share and per share data, unless otherwise noted)

Software development costs

Costs incurred to develop software applications used in the Company’s software-as a-service platform consist of certain direct costs of materials and services incurred in developing or obtaining internal-use computer software, and payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the project. These costs generally consist of internal labor during configuration, coding, and testing activities. Research and development costs incurred during the preliminary project stage or costs incurred for data conversion activities, training, maintenance and general and administrative or overhead costs are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use. Qualified costs incurred during the operating stage of the Company’s software applications relating to upgrades and enhancements are capitalized to the extent it is probable that they will result in added functionality, while costs incurred for maintenance of, and minor upgrades and enhancements to, internal-use software are expensed as incurred. During the years ended June 30, 2016 and 2015, the Company believes the substantial majority of its development efforts were either in the preliminary project stage of development or in the operation stage (post-implementation), and accordingly, no costs have been capitalized during these periods. These costs are included in the accompanying consolidated statements of operations as research and development expense.

Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels in accordance with FASB Accounting Standards Update (“ASU”) No. 2011-04:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The carrying values of trade accounts receivable, trade accounts payable and accrued expenses approximate their fair value due to the short-term nature of these assets and liabilities. The carrying value of the Company’s outstanding notes payable approximates fair value (a level 2 fair value measurement) reflecting interest rates currently available to the Company.

Fair Value Option for Financial Assets and Financial Liabilities

Authoritative guidance allows companies to choose to measure many financial instruments and certain other items at fair value. The Company has elected not to apply the fair value option to any of its financial assets or liabilities.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

iSheriff, Inc.

Notes to Consolidated Financial Statements

As of June 30, 2016 and 2015

(in thousands, except share and per share data, unless otherwise noted)

As of June 30, 2016, the Company has early adopted ASU 2015-17, Balance Sheet Classification of Deferred Taxes, issued by the FASB in November 2015, which simplifies the presentation of deferred income taxes by eliminating the need for entities to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. The Company adopted this guidance retrospectively to all periods presented. The adoption of this guidance had no impact on the Company’s consolidated financial statements.

Share-Based Compensation

The Company accounts for share-based compensation in accordance with the provisions of ASC 718, Compensation—Stock Compensation, which requires the recognition of expense related to the fair value of share-based compensation awards in the statements of operations. For share options issued under the Company’s share-based compensation plan to employees, the fair value of each option grant is estimated on the date of grant, and an estimated forfeiture rate is used when calculating share-based compensation expense for the period. For service-based awards, the Company recognizes compensation expense on a straight-line basis over the requisite service period of the award. For awards subject to both performance and service-based vesting conditions, the Company recognizes share-based compensation expense using an accelerated recognition method when it is probable that the performance condition will be achieved. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For share-based awards classified as liabilities, the Company accounts for such liability such that the compensation expense will be re-measured at each reporting date until such award is settled. Total compensation expense related to liability awards was not material for the years ended June 30, 2016 and 2015.

The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive income (loss) in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified

Foreign Currency Translation

Local currencies are the functional currencies of the Company’s foreign subsidiaries. The Company translates assets and liabilities of foreign operations to the U.S. Dollar at current rates of exchange and revenue and expenses are translated using weighted average exchange rates. The Company includes foreign currency translation adjustments in stockholders’ equity (deficit) as a component of accumulated other comprehensive income (loss).

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss), as well as other changes in stockholders’ equity (deficit) that result from transactions and economic events other than those with stockholders. The Company’s only element of other comprehensive income (loss) are foreign currency translation adjustments.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines or penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

The Company’s product license and service agreements include a limited indemnification provision for claims from third parties related to the Company’s intellectual property. The indemnification is generally limited to the amount paid by the customer. To date, there have been no claims under such indemnification provision that have been significant.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

iSheriff, Inc.

Notes to Consolidated Financial Statements

As of June 30, 2016 and 2015

(in thousands, except share and per share data, unless otherwise noted)

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance was effective for annual reporting and interim periods beginning after December 15, 2016 and allows for either full retrospective or modified retrospective application, with early adoption not permitted. On July 9, 2015 the FASB voted to approve a one-year deferral of the effective date of this guidance. In accordance with the agreed upon delay, the guidance is effective for the Company on July 1, 2019. The Company is currently evaluating the adoption method it will apply and the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 requires management to evaluate, at each annual or interim reporting period, whether there are conditions or events that exist that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued and provide related disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016 and earlier application is permitted. This guidance relates to footnote disclosure only and its adoption will not impact the Company’s financial position, results of operations or liquidity.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (ASU 2015-03), which requires the Company to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. This amendment is effective for the Company in the fiscal year beginning July 1, 2016, but early adoption is permissible. The new guidance will be applied retrospectively to each prior period presented. The adoption of ASU 2015-03 is not expected to have a material effect on the Company’s consolidated financial statements or disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting. The ASU amends the codification to simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This amendment is effective for the Company in the fiscal year beginning July 1, 2018, but early adoption is permissible. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2016-09 on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), to address diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This amendment is effective for the Company in the fiscal year beginning July 1, 2019, but early adoption is permissible. The Company is currently evaluating the impact that the adoption of ASU 2016-15 will have on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory (“ASU 2016-16”). The purpose of ASU 2016-16 is to simplify the income tax accounting of an intra-entity transfer of an asset other than inventory and to record its effect when the transfer occurs. This amendment is effective for the Company in the fiscal year beginning July 1, 2019, but early adoption is permissible. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2016-16 on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”) that changes the presentation of restricted cash and cash equivalents on the statement of cash flows. Restricted cash and restricted cash equivalents will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This amendment is effective for the Company in the fiscal year beginning July 1, 2019, but early adoption is permissible. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2016-18 on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

iSheriff, Inc.

Notes to Consolidated Financial Statements

As of June 30, 2016 and 2015

(in thousands, except share and per share data, unless otherwise noted)

3. Debt

The Company is party to a note payable agreement with CA, Inc. (“CA”) entered into in connection with the acquisition of Carbon Acquisition Corp in 2011. The note payable (the “CA Note”) is for $6,000 and was due June 13, 2016 or upon a change of control or a restricted payment as defined by the agreement. The note carries interest at a rate of eight percent (8%) per annum. Interest is non-cumulative and payable on the maturity date. For the years ended June 30, 2016 and 2015, the Company recorded interest expense of $481 and $480, respectively related to the CA Note. The balance due under the CA Note including accrued interest was $8,422 and $7,941 at June 30, 2016 and 2015, respectively.

In conjunction with the acquisition by Mimecast, the Company executed a Debt Settlement Agreement with CA, Inc. under which the Company paid $750 for forgiveness of the $6,000 note payable and all accumulated interest (Note 11).

As of June 30, 2014, the Company owed $1,000 to a third-party as a final payment for the purchase of certain assets in 2012. In July 2014, upon repayment of $500 of the $1,000, the parties agreed to extend the payment due date of the remaining $500 to July 2016 in exchange for 384,600 shares of common stock. The company valued the common shares at $73 and recorded this amount to prepaid interest at the time of the share issuance in July 2014. This amount is being recognized over the two year extension term. For the years ended June 30, 2016 and 2015, the Company recognized $37 and $37, of interest expense related to this extended payment terms arrangement.

4. Related Party Notes Payable

In August 2015, the Company executed a Senior Convertible Promissory Note (the “Note”) with Updata Partners IV, L.P., a shareholder in the Company. The Note allows the Company to borrow up to $3,000 during the period until December 31, 2015. Loan drawdowns bear interest at 8% per annum and accrues on the unpaid principal balance until the full balance is paid or converted. The Note is repayable on the earlier of August 1, 2018 or upon default. As of June 30, 2016, the full $3,000 had been drawn down and is classified along with accrued interest of $138 as related party note payable, a long-term liability in the Company’s consolidated balance sheet. For the year ended June 30, 2016, the Company incurred $138 of interest expense.

On September 15, 2016, the loan agreement was amended to increase the maximum loan amount by $200 which could be drawn down through October 30, 2016. Additional borrowings carry the same interest rate of 8% and maturity date of August 1, 2018.

5. Convertible Preferred Stock

The Company has issued Series A and Series A-1 convertible preferred stock (collectively, the “Convertible Preferred Stock” or the “Preferred Stock”). The holders of Convertible Preferred Stock have liquidation rights in the event of a deemed liquidation that, in certain situations, is not solely within the control of the Company. Therefore, the Convertible Preferred Stock is classified outside of stockholders’ deficit.

As of June 30, 2016 and 2015, the outstanding Convertible Preferred Stock consisted of the following:

	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Common Stock Issuable Upon Conversion
Series A convertible preferred stock	16,105,240	16,105,240	$12,000	16,105,240
Series A-1 convertible preferred stock	8,900,000	5,625,000	4,492	5,625,000

	25,005,240	21,730,240	$16,492	21,730,240

The Series A and Series A-1 convertible preferred stock had a liquidation preference of $16,800 and $5,940, respectively, at June 30, 2016.

iSheriff, Inc.

Notes to Consolidated Financial Statements

As of June 30, 2016 and 2015

(in thousands, except share and per share data, unless otherwise noted)

The holders of the Convertible Preferred Stock have the following rights and preferences:

Voting

The holders of Convertible Preferred Stock are entitled to vote, together with the holders of common stock, on matters submitted to stockholders for a vote. The holders of Convertible Preferred Stock are entitled to the number of votes equal to the number of shares of Common Stock into which each preferred share is convertible at the time of such vote. A vote of the holders of a majority of the then outstanding Convertible Preferred Stock are required for certain corporate actions related to authorized capital, amending articles of incorporation, redemption, asset transfers, liquidation of the Company and changes to the number of board members.

Conversion

Each share of Convertible Preferred Stock is convertible at the option of the holder at any time after the date of issuance. Each share of Convertible Preferred Stock will be automatically converted into shares of common stock at the applicable conversion rate then in effect (i) upon the closing of a firm commitment public offering with at least $160,000 of gross proceeds to the Company, at a price of at least $10.00 per share, subject to appropriate adjustment in the event of any stock split, stock dividend, combination or other similar recapitalization, or (ii) upon the written consent of at least a majority of the holders of the then-outstanding shares of Convertible Preferred Stock voting together as a single class.

The conversion rate of Series A Convertible Preferred Stock is determined by dividing $0.7450991106 by the Conversion Price of the Series A. The conversion ratio of Series A-1 Convertible Preferred Stock is determined by dividing $0.80 by the Conversion Price of the Series A-1. The Conversion Price of Series A and Series A-1 Convertible Preferred Stock is initially $0.7450991106 and $0.80, respectively. Conversion Prices are subject to appropriate adjustment in the event of any stock split, stock dividend, combination or other similar recapitalization and other adjustments as set forth in the Company’s certificate of incorporation, as amended and restated. As of June 30, 2016 and 2015, all outstanding shares of Convertible Preferred Stock were convertible into common stock on a 1-for-1 basis.

Dividends

The preferred stock accrues cumulative dividends at the rate of eight percent (8%) per annum. Holders of Convertible Preferred Stock are entitled to receive dividends only when, as, and if declared by the Board of Directors. As of June 30, 2016, cumulative unpaid dividends totaled $6,240.

Liquidation

Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of Series A Preferred Stock or Common Stock, the holders of Series A-1 Preferred Stock shall be entitled to be paid, out of the assets of the Company an amount per share of Series A-1 Preferred Stock equal to the Series A-1 Original Issue Price, plus all accrued but unpaid dividends on the Series A-1 Preferred Stock, for each share of Series A-1 Preferred Stock then held by them. If, upon any such liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series A-1 Preferred Stock of the liquidation preference, then such assets shall be distributed to the holders of Series A-1 Preferred Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

After the payment of the full liquidation preferences of the Series A-1 Preferred Stock, but before any distribution or payment shall be made to the holders of Common Stock, the holders of Series A Preferred Stock shall be entitled to be paid out of the assets of the Company an amount per share of the Series A Preferred Stock equal to the Original Issue Price, plus all accrued but unpaid dividends on the Series A Preferred Stock, for each share of Series A Preferred Stock then held by them. If, upon any such liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series A Preferred Stock of the liquidation preference, then such assets shall be distributed to the holders of the Series A Preferred Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

After the payment of the full liquidation preferences of the Convertible Preferred Stock, the assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock.

Deemed liquidation events shall include mergers, consolidations and the sale of substantially all of the assets of the Company.

iSheriff, Inc.

Notes to Consolidated Financial Statements

As of June 30, 2016 and 2015

(in thousands, except share and per share data, unless otherwise noted)

6. Equity

Common Stock

As of June 30, 2016 and 2015, there were 31,177,367 shares authorized and 953,915 common shares issued and outstanding.

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of Preferred Stock. The Common Stock has the following characteristics:

Voting

The holders of shares of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders and written actions in lieu of meetings.

Dividends

The holders of shares of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors. Cash dividends may not be declared or paid to holders of shares of Common Stock until all accrued unpaid dividends on Series A and Series A-1 Convertible Preferred Stock have been paid in accordance with their terms. No dividends have been declared or paid by the Company since its inception.

Liquidation

After payment to of their respective liquidation preferences to the holders of shares of Convertible Preferred Stock, the holders of shares of Common Stock are entitled to share ratably in the Company’s remaining assets available for distribution to its stockholders in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or upon occurrence of a deemed liquidation event.

Common stock shares reserved for future issuance

As of June 30, 2016 and 2015, the Company has reserved 27,448,426 shares of common stock for the conversion of Preferred Stock, stock options authorized under the 2011 Stock Incentive Plan and outstanding warrants for the exercise of common stock.

Common Stock Warrants

The Company has outstanding warrants to purchase 1,353,289 shares of common stock at $0.19 per share. The warrants were issued in 2013 and 2012. The warrants were immediately exercisable; 1,315,789 warrants expire in 2023 and 37,500 expire in 2022.

7. Share-based compensation

Under the Company’s 2011 Equity Incentive Plan, (the “Plan”), the Company was authorized to grant options, restricted stock, restricted stock units and stock appreciation rights to the Company’s employees, directors and consultants with a maximum term of ten years. A total of 3,894,760 shares of common stock were reserved for issuance under the Plan. As of June 30, 2016, 123,074 shares remained available for issuance under the Plan.

As required by the Plan, the exercise price for stock options and stock appreciation rights granted is not to be less than the fair value of common stock as of the date of grant. The fair value of common stock is determined by the Company’s board of directors by taking into consideration its most recently available valuation of common stock performed by management and the board of directors as well as additional factors which might have changed since the date of the most recent valuation through the date of grant.

iSheriff, Inc.

Notes to Consolidated Financial Statements

As of June 30, 2016 and 2015

(in thousands, except share and per share data, unless otherwise noted)

During the years ended June 30, 2016 and 2015, the Company granted 2,934,312 and 698,000 stock options, respectively, to certain employees. The vesting of most of these awards is time-based and the restrictions typically lapse over four years. Of the 2,934,312 options granted in fiscal 2016, 791,763 contained performed based vesting conditions which were deemed not probable as of June 30, 2016.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock volatility based on the historical volatility of a representative group of companies with similar characteristics to the Company. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

The Company’s assumptions for valuing options granted in the years ended June 30, 2016 and 2015 were an expected term of approximately six years, expected volatility of approximately 55%, interest rate of approximately 1.25% and a 0% estimated dividend yield.

The following table summarizes the Company’s stock option activity from July 1, 2015 through June 30, 2016:

	Shares Issuable Under Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term

			(In years)
Outstanding as of June 30, 2015	847,000	$0.17	7.4
Granted	2,934,312	0.19
Exercised	—	—
Forfeited	(39,479)	0.19

Outstanding as of June 30, 2016	3,741,833	$0.19	9.4

Options vested and expected to vest as of June 30, 2016	1,182,524	$0.19	8.4
Options exercisable as of June 30, 2016	541,151	$0.19	6.9

As the value of common stock has not increased since grant date, the intrinsic value of options outstanding is zero.

The weighted average grant date fair value of common stock options granted was $0.10 per share for the years ended June 30, 2016 and 2015.

The Company has issued options for the purchase of 500,000 shares of Series A-1 convertible preferred stock with an exercise price of $0.16 per share.    The company believes these options are financial instruments that may require a transfer of assets because of the redemption feature of the underlying stock. Therefore, these options are classified as a liability that is remeasured to fair value at each reporting period with changes in the fair value included as a component of other income (expense), net. The Company believes the value of these options is insignificant and to date has not recorded any changes to fair value.

iSheriff, Inc.

Notes to Consolidated Financial Statements

As of June 30, 2016 and 2015

(in thousands, except share and per share data, unless otherwise noted)

The Company recorded stock-based compensation expense related to stock options and restricted common stock in the following expense categories of its statements of operations and comprehensive loss:

	Year ended June 30,
	2016	2015
Cost of revenue	$1	$8
Research and development	4	15
Sales and marketing	3	13
General and administrative	1	6

	$9	$42

As of June 30, 2016, the Company had of $84 of net unrecognized stock-based compensation cost related to awards with service based vesting conditions, which is expected to be recognized over a weighted average period of 3.0 years.

8. Commitments and Contingencies

The Company generally leases office space under short-term contracts. As of June 30, 2016 the Company has no lease commitments beyond one year. Rent expense for the years ended June 30, 2016 and 2015 was $71 and $547, respectively.

The Company has an agreement with a strategic advisor for which a contingent payment is due upon successful completion of a transaction. In November 2016, the Company paid the strategic advisor $525 upon completion of the sale of the Company’s assets (Note 11).

The Company is involved in certain litigation matters arising in the ordinary course of business. In the opinion of the Company, these actions will not have a material effect, if any, on the Company’s financial position, results of operations, or liquidity.

9. Employee Benefit Plan

The company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code (the 401(k) Plan) covering employees who satisfy certain eligibility requirements. The 401(k) Plan allows each participant to defer a percentage of their eligible compensation subject to applicable annual limits pursuant to the limits established by the Internal Revenue Service.

10. Income Taxes

The domestic and international components of loss before provision for income taxes are presented as follows:

	Years Ended June 30,
	2016	2015
Domestic	$(3,474)	$(4,540)
International	62	95

Loss before taxes	$(3,412)	$(4,445)

During the years ended June 30, 2016 and 2015, the Company’s income tax provision consisted primarily of domestic state taxes and foreign taxes.

iSheriff, Inc.

Notes to Consolidated Financial Statements

As of June 30, 2016 and 2015

(in thousands, except share and per share data, unless otherwise noted)

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Years Ended June 30,
	2016	2015
Federal statutory income tax rate	34.0%	34.0%
Other	(1.0)	2.0
Change in deferred tax asset valuation allowance	(33.0)	(36.0)

Effective income tax rate	0.0%	0.0%

The components of the deferred income tax assets are as follows:

	June 30,
	2016	2015
Deferred Tax Assets:
Net operating loss carryforwards	$8,056	$6,539
Intangible assets	3,036	3,036
Tax credit carryforwards	460	460
Deferred revenue	106	806
Other	172	133

Total gross deferred tax assets	11,830	10,974
Valuation allowance	(11,830)	(10,484)

Net deferred tax assets	—	490
Deferred Tax Liabilities:
Foreign exchange gains	—	(490)

Net deferred tax assets	$—	$—

At June 30, 2016, the Company had federal and state net operating loss carryforwards of approximately $21,094, and $15,611, respectively. The federal and state loss carryforwards will begin to expire in 2032. The Company had state tax credit carryforwards of $152 that do not expire. Utilization of the net operating loss carry-forwards may be subject to annual limitations due to the ownership percentage change provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the inability to fully offset future annual taxable income and could result in the expiration of the net operating loss carry-forwards before utilization. The Company has not made a final determination of the impact that any such limitations may have on the utilization of its net operating loss carry-forwards.

The Company evaluated its net deferred income taxes, which included an assessment of the cumulative income or loss over the prior three-year period and future periods, to determine if a valuation allowance is required. After considering its recent history of losses and management’s expectations of additional near-term losses, the Company recorded a valuation allowance on its net federal and state deferred tax assets. During 2016 and 2015, the Company maintained a valuation allowance against all of its federal and state deferred tax assets as realization of such assets does not meet the more-likely-than-not threshold required under accounting guidelines. The Company will continue to assess the need for a valuation allowance on the deferred tax assets by evaluating positive and negative evidence that may exist. The change in valuation allowance during 2016 and 2015 related to operations resulting in increases of $1,346 and $1,151, respectively.

The Company has not provided for income taxes on the undistributed earnings of its foreign subsidiaries as they are considered permanently re-invested outside the U.S. Upon repatriation, these foreign earnings would be sheltered by U.S. net operating loss carryforwards or foreign tax credits, which may reduce the US federal and state tax liability associated with any future dividends. Determining the unrecognized deferred U.S. income tax liability on permanently re-invested earnings is not practicable.

At June 30, 2016 and 2015, there were no unrecognized tax benefits. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. At June 30, 2016 and 2015, there was no accrued interest and penalties. The Company does not expect any significant increases or decreases to its unrecognized tax benefits within twelve months.

iSheriff, Inc.

Notes to Consolidated Financial Statements

As of June 30, 2016 and 2015

(in thousands, except share and per share data, unless otherwise noted)

The Company is subject to federal and state income tax in the United States and is also subject to income and withholding tax in certain other foreign tax jurisdictions. At June 30, 2016, The Company’s tax years are still open under statute from 2013 to the present. Earlier years may be examined to the extent that tax credit or net operating loss carryforwards are used in future periods.

11. Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 17, 2017, the date at which the financial statements were available to be issued.

On November 21, 2016, substantially all of the assets of the Company were acquired by Mimecast Development Limited, an indirectly wholly-owned subsidiary of Mimecast Limited. Assets sold include the cloud-based, security platform assets of the Company. The total preliminary purchase price of $6,174 consisted of a cash payment of $5,574, subject to certain adjustments, and $600 in purchase price held back in respect of claims for indemnification for one year from the purchase date. Additionally, the Asset Purchase Agreement includes contingent consideration related to a discretionary purchase price in the amount of $2,000 which is payable at the sole and absolute discretion of Mimecast on the one year anniversary of the purchase date. The cash payment may be adjusted for certain working capital adjustments which are identified by Mimecast within 75 days of the acquisition date and subject to a 30-day review period by the Company. These adjustments, if any, will affect the final amount of the purchase price.

In conjunction with the acquisition by Mimecast, the Company settled its obligation to CA, Inc. (Note 3) for which the company paid $750 for forgiveness of the $6,000 note payable and all accumulated interest.

In November 2016, the Company paid the strategic advisor $525 upon completion of the sale of the Company’s assets (Note 8).